December 31, 2019

Paul A. Smith
President and Secretary
PF2 SpinCo LLC
6555 State Hwy 161
Irving, TX 75039

       Re: PF2 SpinCo LLC
           Amendment No. 1 to Draft Registration Statement on Form S-4/S-1 Submitted December 17, 2019
           CIK No. 0001790930

Dear Mr. Smith:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated November 27, 2019.

Amendment No. 1 to Draft Registration Statement on Form S-4

The Transactions
Background of the Transactions, page 290

1. We note your response to prior comment 3. Please revise your disclosure to state that the parties did not have substantive discussions regarding alternatives to the Reverse Morris
       Trust structure for a Qualified McKesson Exit.
Ownership of Change Healthcare Inc. Common Stock, page 347

2. Please update the table in this section to disclose the beneficial ownership of Change
       Healthcare Inc. common stock as of the latest practicable date. Paul A. Smith
PF2 SpinCo LLC
December 31, 2019
Page 2
Change Healthcare LLC
Notes to Condensed Consolidated Financial Statements
3. Revenue Recognition, page F-135

3. We note your response to prior comment 9. Please revise your disclosure to clarify the fact that you only use the directly observable historical prices approach to determine substantially all of your standalone selling prices pursuant to ASC 606-10-50-
      20(c).
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions



                                                           Sincerely,
FirstName LastNamePaul A. Smith
                                                           Division of
Corporation Finance
Comapany NamePF2 SpinCo LLC
                                                           Office of Technology
December 31, 2019 Page 2
cc:       Alan Denenberg
FirstName LastName